SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 7, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

SIGNATURES
METSO TO SUPPLY A BULK MATERIALS HANDLING SYSTEM TO CIA. SIDERÚRGICA NACIONAL, BRAZIL

SIGNATURES

Date  March 7, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY A BULK MATERIALS HANDLING SYSTEM TO CIA. SIDERÚRGICA NACIONAL, BRAZIL

(Helsinki, Finland, March 7, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Minerals will supply a bulk materials handling system to Cia. Siderúrgica Nacional (CSN), a Brazilian steel producer. The value of the order is approximately EUR 47 million. The delivery will be completed in December 2006.

Metso Minerals will deliver a turnkey solution for iron ore unloading and loading to CSN’s Sepetiba Port Terminal in Itaguaí, Rio de Janeiro. The delivery includes a rotary railcar dumper and a positioner, a belt conveyor system, a screening plant, a sorting plant, and an electric system. Metso Minerals will also provide civil works, electric and mechanical erection, field tests, commissioning and start-up, as well as operational staff training.

The capacity of the rotary railcar dumper is 8,800 tons of iron ore per hour. The new system will improve the logistics of the terminal and will enable CSN to start iron ore export through the port, where it already has unloading facilities for coal import.

CSN is one of the largest steel companies in Latin America with an annual production capacity of 5.5 million tons of steel. In 2004, CSN’s net sales were approximately USD 3,700 million.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:

João Ney Colagrossi, President, Metso Minerals South America, tel. +55 15 2102 1301
Eduardo Kubric, Sales Manager, Mineral Processing, Metso Minerals, Brazil, tel. +55 15 2102 1636.
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.